Exhibit 3

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE ORDINARY GENERAL SHAREHOLDERS

MEETING OF CEMEX, S.A.B. DE C.V. AND THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF

CEMEX, S.A.B. DE C.V.1

What kind of Shareholders Meetings will be held on March 24, 2022?

On March 24, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) should have an Ordinary General Shareholders Meeting (the “Ordinary Meeting”). That same day, once the Ordinary Meeting is concluded, there should be an Extraordinary General Shareholders Meeting (the “Extraordinary Meeting”). As a general reference, under Mexican law, certain matters can only be approved at an Ordinary General Shareholders Meeting and other matters at an Extraordinary General Shareholders Meeting.

CEMEX ORDINARY GENERAL SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Ordinary Meeting?

The discussion and approval of certain reports for the year ended on December 31, 2021, which include CEMEX’s consolidated financial statements, results of operations, cash flow and variations of capital stock that, pursuant to the laws of Mexico, the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders at an Ordinary General Shareholders Meeting after the shareholders are informed of the opinion of CEMEX’s Board of Directors with respect to the report presented by CEMEX’s CEO; the reports of CEMEX’s Audit, Corporate Practices and Finance, and Sustainability committees; the accounting policies and criteria report and the tax status report of CEMEX, in each case as required in accordance with applicable Mexican Securities Market Law (Ley del Mercado de Valores), Tax Laws and CEMEX’s By-Laws. This proposal is required by applicable laws in Mexico and is standard for companies in Mexico at Ordinary General Shareholders Meetings. The documents described in item I of the agenda are expected to be made publicly available on CEMEX’s website (www.cemex.com) by no later than March 4, 2022.

What is being proposed under item II of the agenda for the Ordinary Meeting?

The approval of a proposal for the allocation of profits for the fiscal year ended December 31, 2021. This proposal is required by applicable laws in Mexico and is also standard for companies in Mexico at Ordinary General Shareholders Meetings. No declaration of a cash or stock dividend is being proposed. Additional details, if any, on this item II of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than March 4, 2022.

What is being proposed under item III of the agenda for the Ordinary Meeting?

Similar to what was discussed and approved in CEMEX’s Ordinary General Shareholders Meeting held in 2021, this item includes the discussion and approval to set the amount of a reserve that would be used for the repurchase of CEMEX’s shares or other instruments representing such shares. The share buyback program being proposed would be of up to U.S.$500 million starting on March 24, 2022, and up until the date of CEMEX’s next Ordinary General Shareholders Meeting, expected to be held no later than April 30, 2023.

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This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this document.

In general, the Procedures and Approvals followed during previous years, and which were in force during 2021 for the repurchase of CEMEX’s shares, would be followed during 2022. In particular, if the proposal is approved, repurchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of CEMEX’s Board of Directors, CEMEX’s CEO or CEMEX’s Executive Vice President of Finance and Administration and Chief Financial Officer. This share buyback program does not obligate CEMEX to acquire any particular amount of stock, nor does it mean that the buyback will take place. The timing, frequency and amount of any buyback activity will depend on a variety of factors, such as levels of cash generation from operations, cash requirements for investment in CEMEX’s business, CEMEX’s stock prices, market conditions and other factors such as restrictions in CEMEX’s debt agreements, if any. The existing share buyback program may be suspended, amended or discontinued at any time and has no set expiration date. If proposed for approval in future CEMEX Ordinary General Shareholders Meetings, in each of CEMEX’s future Ordinary General Shareholders Meetings, held yearly, shareholders would need to approve the amount of the share buyback program for the remainder of the year in which such meeting is held and up until the following Ordinary General Shareholders Meeting.

Additional details, if any, on this item III of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than March 4, 2022.

What is being proposed under items IV, V and VI of the agenda for the Ordinary Meeting?

In accordance with the laws of Mexico, for item IV of the agenda, the approval of (i) the persons that will be proposed during the Ordinary Meeting to be appointed as members of CEMEX’s Board of Directors and (ii) the persons that will be proposed during the Ordinary Meeting to be appointed as Chairman, respectively for each corresponding committee, and members of CEMEX’s Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee. This proposal is standard for companies in Mexico at these meetings.

For item V of the agenda, the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee. This proposal is standard for companies in Mexico at these meetings.

As for item VI of the agenda, the proposal to appoint the delegate or delegates who will formalize the approved resolutions. This proposal is standard for companies in Mexico at these meetings

The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors and CEMEX’s Audit, Corporate Practices and Finance, and Sustainability committees, respectively, as well as their proposed compensation, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than March 4, 2022.

CEMEX EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Extraordinary Meeting?

The proposal for the amendment of CEMEX’s By-Laws, in particular Article 2 of the By-Laws, which specifies CEMEX’s corporate purpose. The amendment of Article 2 of CEMEX’s By-Laws is being proposed in order to detail CEMEX’s corporate purpose so that it will list only those activities it currently carries out; and cease contemplating those activities it does not perform or that are already included in another part of the By-Laws. If the amendment to Article 2 is approved, it is also being proposed to restate CEMEX’s By-Laws by incorporating the amendments to Article 2 that are approved. This proposal is standard for companies in Mexico at these meetings, as amendments to By-Laws are approved at Extraordinary General Shareholders Meetings

Additional details, if any, on this item of the agenda of the Extraordinary Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than March 4, 2022, including the full details of the amendments being proposed to Article 2 of CEMEX’s By-Laws.

What is being proposed under item II of the agenda for the Extraordinary Meeting?

The proposal to appoint the delegate or delegates who will formalize the approved resolutions. This proposal is standard for companies in Mexico at these meetings.

Additional details, if any, on this item of the agenda of the Extraordinary Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than March 4, 2022.

GENERAL

Where can I get more information and documentation about the Ordinary Meeting and the Extraordinary Meeting?

For more information and documentation, you should visit the “Events and Calendar” section located on the “Investors” section on CEMEX’s website at www.cemex.com.

Additional documentation is expected to be made public on CEMEX’s website at www.cemex.com by no later than March 4, 2022.